FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 28, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On March 23, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it would be presenting at both the Smith Barney Group 2005 Healthcare Conference in Washington DC on March 31st as well as at the Lehman Brothers 8th Annual Global Healthcare Conference in Miami Florida on April 1, 2005.

Dr. Shimon Eckhouse, Syneron’s Chairman of the Board, will be speaking to investors at both conferences respectively, to be webcast live as well as replayed on the Syneron website.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated March 23, 2005, titled “Syneron to Present at Smith Barney and Lehman Brothers Healthcare Conferences”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: March 28, 2005